P.E. 2/1/02

02016636

FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of February 2002

JUPITERS LIMITED
ACN 010 741 045

9th Floor, Niecon Tower
17 Victoria Avenue
Broadbeach Queensland 4218
Australia

(Address of registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F of Form 40-F.

Form 20-F ✓ Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): _____________.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

JUPITERS LIMITED
(Registrant)

Date: 8 February 2002

By: ______________________
Name: Laurence M. Carsley
Title: Chief Financial Officer

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Jupiters LIMITED

JUPITERS LIMITED
ABN 78 010 741 045
Level 9, Niecon Tower
17 Victoria Avenue
PO Box 1400
Broadbeach QLD 4218
Australia
Telephone 07 5584 8900
Facsimile 07 5538 6315

CONSTRUCTION STARTS ON GOLD COAST CONVENTION & EXHIBITION CENTRE

An historic milestone in Gold Coast tourism was reached today (8 February 2002) when Premier Peter Beattie performed the ground breaking ceremony to mark the construction of the Gold Coast Convention & Exhibition Centre at Broadbeach.

The centre will provide a vital stimulus for the local economy, creating over 3000 jobs in the construction phase alone and once operational the direct and flow-on effects through the community are estimated to create over 1500 jobs per year once in operation.

Jupiters Limited Managing Director and Chief Executive Officer, Rob Hines, said "It was exciting to see the much-anticipated landmark project finally begin.".

"The centre will provide enormous benefits for business right across south-east Queensland and, more specifically, for the Gold Coast tourism industry," Mr Hines said.

"Research has repeatedly shown that the Gold Coast is the most preferred conference destination in Australia for delegates wanting to take partners.

Mr Hines said Jupiters Limited appreciated the strong support it was receiving from the local community.

Mr Peter Trathen, Jupiters Limited Group General Manager of Development said "The centre will be able to host events for up to 6000 people - anything from a small meeting to major international exhibitions, conferences, shows or sporting events.

"In convention mode, it will have the capability to cater for groups from 6 to 2000 people.

Mr Trathen said nine months would be spent preparing the 5.74-hectare site for the construction of the centre, which will be owned by the people of Queensland and developed and managed by Jupiters Limited. The complex would be completed in the second quarter of 2004. Bookings were already being taken for events in 2004 and beyond.

As part of the project, Jupiters Limited has undertaken to develop the surrounding Broadbeach parkland, add a nature boardwalk and enhance the existing landscaping.

A new bridge will be constructed at TE Peters Drive and a new boat ramp will replace the existing facility.

The Broadbeach Senior Citizens will get a new, purpose-designed facility adjacent to TE Peters Drive.

The four-level GCCEC will have undercover parking for 1400 cars.

For further information, please contact:

Mr Peter Trathen
Group General Manager – Development; or

Mr Rob Hines
Managing Director
Ph: (07) 5584 8900

8 February 2002

Jupiters Limited is a public listed company with interests in tourism, leisure and gaming. It owns Jupiters Casino on the Gold Coast and Treasury Casino in Brisbane, as well as holding an investment in and the management contract for the Townsville casino. In addition, the Company operates Keno in Queensland and New South Wales, online sportsbetting through Centrebet based in the Northern Territory and provides technology services. The Company is also a supplier of racing and gaming systems to licensed operators internationally. Jupiters Limited is based on the Gold Coast, Queensland, has over 19,000 shareholders and employs over 5,200 staff.